UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     333-95843

CTB, Inc. Profit Sharing Plan

(Exact name of registrant as specified in its charter)

State Road 15 North

P.O. Box 2000

Milford, Indiana 46542-2000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Interests in the CTB, Inc. Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which

a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      ☐                 Rule 12h-3(b)(1)(i)     ☒

Rule 12g-4(a)(1)(ii)     ☐                 Rule 12h-3(b)(1)(ii)    ☐

Rule 12g-4(a)(2)(i)      ☐                 Rule 12h-3(b)(2)(i)      ☐

Rule 12g-4(a)(2)(ii)     ☐                 Rule 12h-3(b)(2)(ii)     ☐

 Rule 15d-6     ☐

Approximate number of holders of record as of the certification or notice date:             0

Pursuant to the requirements of the Securities Exchange Act of 1934, the CTB, Inc. Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2003

CTB, INC. PROFIT SHARING PLAN

By:	CTB, Inc. Profit Sharing Committee

/S/ DON J. STEINHILBER

Don J. Steinhilber, Member

/S/ MICHAEL J. KISSANE

Michael J. Kissane, Member

/S/ MARK W. NEAL

Mark W. Neal, Member

/S/ RICHARD A. VAN PUFFELEN

Richard A. Van Puffelen, Member

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